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2004 MAY 13 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · · P.O. Box 410
NL - 1180 AK Amstelveen · · The Netherlands
t +31 (0)20 547 95 28 · f · f +31 (0)20 547 94 45
m.panne@wessanen-hq.com
www.wessanen.com

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04030031

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Company Office of International Corporate Finance
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From Corporate Communications

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Number of pages 16

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Date May 12, 2004 Reference

Subject

ID # 82-1306

PROCESSED

MAY 17 2004

THOMSON FINANCIAL

dw 5/17

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

ID #82-1306

Amstelveen, the Netherlands, May 12, 2004

Wessanen first quarter 2004 results confirm recovery

UNAUDITED; provisional Q1 results – subject to finalization of 2003 accounts

Highlights first quarter 2004

- EBITAE increased to EUR 13.7 million in Q1 2004 from EUR 0.7 million in Q1 2003.
- Net debt reduced to EUR 99.2 million from EUR 161.7 million.
- Working capital improved by EUR 34.2 million.
- Positive cash-flow of EUR 44.0 million
- Net exceptional charges of EUR 19.9 million.
- Strategic repositioning implementation under way.

Outlook for 2004

- EBITAE of at least EUR 70 million reaffirmed.

Financial results first quarter 2004 compared to first quarter 2003

in millions euro, unless stated otherwise	**1st quarter 2004**	1st quarter 2003
Net sales	**575.9**	614.8
Net sales at constant exchange rates	**627.0**	614.8
EBITAE (operating result before goodwill amortization and exceptional items)	**13.7**	0.7
Exceptional items	**(19.9)**	-
EBIT (operating result)	**(8.8)**	(1.9)
Net income before goodwill amortization and exceptional items	**6.7**	1.0
Net income	**(9.7)**	(1.4)
Earnings per share *(in euro)* before goodwill amortization and exceptional items	**0.10**	0.01

CEO Ad Veenhof: Strategic initiatives continue to bear fruit

"In 2003, we developed a plan to achieve savings of EUR 100-115 million on an annual run-rate by the end of 2004, launch a new strategy, turn around our US business and start investing in our main brands.

Over the first months of 2004, Operation Phoenix has been bearing fruit. As of March 31, we have already realized more than 40% of the projected Operation Phoenix savings. In addition, Tree of Life North America's (TOL NA) 'Build on the Roots' program is well on track. Our North American business is making a turnaround, showing a clear increase in results over the recent past.

In December 2003, we outlined our new strategy, based on the pillars of authentic Health and Premium Taste foods. The resulting strategic restructuring of the organization is for the first time reflected in this earnings release; the former product groups have now been reorganized into North American and European activities and broken down to reflect the organization's segmentation into Branded, Distribution and Private Label businesses. With this strategic shift in place, it is now time to focus on the development of our main brands and further improve working capital and cash flow."

Operation Phoenix progressing ahead of expectations

Operation Phoenix was launched in August 2003. The operation continues to progress ahead of schedule to deliver savings of EUR 100-115 million on an annual run-rate by the end of 2004 and a total workforce reduction of 1,300 to 1,400 positions.

In the first quarter of 2004, cost saving initiatives executed as part of Operation Phoenix continued to have a solid positive effect on the company's results. Improved efficiency and delayering increased EBITAE by EUR 2.1 million in Europe and EUR 9.2 million in the United States. Total realized savings in Q1 2004 amounted to EUR 11.3 million (Q1 2004 target: EUR 10 million), indicating an additional EUR 6.1 million in savings as compared to 2003. In Q1 2004, the company's workforce was further reduced by 392 positions, amounting to a total reduction of approximately 790 positions since the launch of Operation Phoenix in August 2003.

Exceptional charges

In the first quarter of 2004, net exceptional charges amounted to EUR 19.9 million. This amount mainly includes charges for Operation Phoenix initiatives (EUR 19.0 million) and additional (audit) costs related to the special balance sheet investigation and the delayed audit of the 2003 accounts. Total charges to date for Operation Phoenix amount to EUR 47 million. As this amount is expected to decrease in the course of the year due to gains on assets to be disposed, it is expected to remain within the budgeted EUR 45 million for Operation Phoenix.

Progress of auditing process

In August 2003, Wessanen initiated a special investigation into TOL NA's balance sheet[1]. The investigation has recently been completed. As a result of the special investigation, the audit is more thorough than ever, causing a delay in the auditing process. Several items are carefully being reviewed, which may, depending on the outcome of the conversation between the company and its auditor, positively or negatively influence final 2003 accounts. As soon as the auditing process is completed, Wessanen will call a General Meeting of Shareholders to adopt the financial statements for 2003.

Outlook

For the second quarter of 2004, Wessanen again expects the positive development of results of the last three quarters to continue. Wessanen reaffirms expectations announced at the Shareholders' Meeting on March 31 of this year, forecasting an EBITAE of at least EUR 70 million for full-year 2004 results, based on current exchange rates. This implies a substantial increase in net profit before exceptional items and goodwill amortization versus 2003.

The expected increase in results is attributable to higher margins on all activities, but most notably at TOL NA. Margin improvements are based on lower operating expenses as a result of Operation Phoenix, combined with improving performance of the branded business.

[1] *The outcome of this investigation was reported in a press release of March 31, 2004*

Developments per group in the first quarter of 2004

Changes in reporting structure

In line with Wessanen's new strategy aiming to become the leading transatlantic company for branded Health and Premium Taste foods, the reporting structure has been adapted to reflect the company's main geographical areas (North America and Europe) and our key activities (branded, distribution and private label). **For comparison purpose, a pro-forma statement for both the new and the previous reporting structure is included in the attachments (pages 13 - 15).**

Total North American business

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**355.0**	410.7
Net sales at constant exchange rates	**406.2**	410.7
EBITAE	**0.7**	(7.3)
EBITAE margin (as a % of net sales)	**0.2%**	(1.8%)
Exceptional items	**(3.6)**	-
EBIT	**(3.3)**	(7.9)

North America Branded

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**27.1**	31.2
Net sales at constant exchange rates	**31.0**	31.2
EBITAE	**0.6**	0.7
EBITAE margin (as a % of net sales)	**2.2%**	2.2%
Exceptional items	**(0.1)**	-
EBIT	**0.5**	0.7

North America Distribution

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**327.9**	379.5
Net sales at constant exchange rates	**375.2**	379.5
EBITAE	**0.1**	(8.0)
EBITAE margin (as a % of net sales)	**0.0%**	(2.1%)
Exceptional items	**(3.5)**	-
EBIT	**(3.8)**	(8.5)

Changes in organizational structure

As of the first quarter, Tree of Life North America (TOL NA)'s operations have been reorganized into two separate divisions: North America Distribution and North America Branded. The North America Distribution division includes all of TOL NA's distribution activities in the United States and Canada. The North America Branded division is made up of former TOL NA activities of American Natural & Specialty Brands (AN&SB) and Liberty Richter, and the activities of American Beverage Corporation (ABC). In January 2004, TOL NA's Specialty Partner brokerage business was sold and the AN&SB production plant was closed.

Early results of Operation Phoenix clearly visible

Within the North American Distribution business a national vendor program was launched and business processes are being improved. In the second quarter of 2004, the phasing out of the Wild Oats contract should result in a further improvement in working capital in addition to the improvement of EUR 21.5 million this quarter. Within the North American Branded business costs are being reduced by integrating back-offices and aligning staffing. Additionally, the division's brand portfolio has been further defined, resulting in a balanced mix of strong regional and international brands.

Within Wessanen's North American business, Operation Phoenix initiatives have resulted in a total workforce reduction of 573 positions. The early results of Operation Phoenix are clearly visible in the increase in EBITAE by EUR 8.1 million, as compared to Q1 2003 and EUR 3.7 million as compared to Q4 2003.

Underlying dollar sales increased

Adjusted for deliberately terminated unprofitable sales (EUR 19.7 million) and exchange rate differences (EUR 47.3 million), sales in North American distribution increased by 4.3%. This sales growth was influenced by strong specialty sales to supermarkets.

Exceptional items

Total exceptional items for the North American activities amounted to EUR 3.6 million. These charges included costs related to the special balance sheet investigation, severance provisions, additional 2003 auditing costs and the AN&SB plant closure. A gain of EUR 1.2 million on the sale of the Specialty Partners business was also included in the exceptionals.

Total European business

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**220.9**	204.1
Net sales at constant exchange rates	**220.8**	204.1
EBITAE	**15.6**	10.5
EBITAE margin (as a % of net sales)	**7.1%**	5.1%
Exceptional items	**(15.9)**	-
EBIT	**(1.1)**	9.6

Europe Branded

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**129.7**	128.7
Net sales at constant exchange rates	**129.6**	128.7
EBITAE	**10.2**	7.2
EBITAE margin (as a % of net sales)	**7.9%**	5.6%
Exceptional items	**(0.2)**	-
EBIT	**9.4**	6.6

Europe Distribution

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**35.8**	20.1
Net sales at constant exchange rates	**35.8**	20.1
EBITAE	**1.3**	0.7
EBITAE margin (as a % of net sales)	**3.6%**	3.5%
Exceptional items	**(2.7)**	-
EBIT	**(1.4)**	0.7

Europe Private Label

in million euros, unless stated otherwise	**Q1 2004**	Q1 2003
Net sales	**55.4**	55.3
Net sales at constant exchange rates	**55.3**	55.3
EBITAE	**4.1**	2.6
EBITAE margin (as a % of net sales)	**7.4%**	4.7%
Exceptional items	**(13.0)**	-
EBIT	**(9.0)**	2.4

Changes in reporting structure

As of the first quarter, the reporting on Wessanen's European operations is divided into three divisions: Europe Branded, Europe Distribution and Europe Private Label. The Europe Branded division includes the Convenience Food Group, Distriborg, Corposan, Kallo Foods and Boas/Zonnatura. The Europe Distribution Division is made up of Tree of Life UK and Natudis. Europe Private Label includes Dailycer and Delicia.

Positive effects of Operation Phoenix initiatives evident.

Operation Phoenix initiatives taken within the European operations are on schedule. Within the Europe Branded business, efficiency has been improved through the integration of Beckers Essen production facilities into Bocholt and the reduction of management layers. At the Convenience Food Group, the write-off of a commercial, not budgeted rebates and severance payments negatively influenced EBITAE by EUR 0.6 million. Within the Europe Distribution business, the various natural and specialty foods distribution centers in the Benelux are being aligned to create further synergies and improve services to our Benelux customers. Within the European Private Label business, a number of efficiency improvement measures were taken. The combination of the Dutch cereals and chocolate companies and the reduction of workforce in the UK and France have already led to lower production costs. In total, European EBITAE showed a sharp increase of 49% versus Q1 2003.

Net sales increase, mainly in UK

The continued weak market conditions in Germany were offset by positive developments in the UK. In particular, sales in key UK brands Kallo and Whole Earth showed a strong increase. Beckers, Bjorg and Zonnatura sales also increased, while Gayelord Hauser saw sales decline in a competitive dietetic market. In the European Distribution division, autonomous sales increased by 1.7% versus Q1 2003, as a result of autonomous sales growth at Natudis. Stable sales within the Europe Private Label division were the result of autonomous sales growth at Dailycer versus the deliberate elimination of unprofitable products.

Exceptional items

Total exceptional charges for the European activities amounted to EUR 15.9 million. These costs include the closure of Dailycer's Telford plant and the restructuring of the Belgian natural and specialty foods organization.

Other financial aspects

As announced in May 2004, Wessanen reached an initial agreement with Rabobank and Fortis Bank for a three-year, EUR 250 million multi-currency credit facility. Proceeds will be used for general corporate purposes as well as to refinance the outstanding Wessanen USA Inc. USD 136 million US private placement. This loan will be repaid when the contract for the facility has been signed.

Since current market interest rates are considerably below the 7.89 % (fixed) coupon of the US private placement, the financing agreement will have a positive effect on the net income of Wessanen beginning in 2005.

The company's financial position continues to be strong.

- Shareholders' equity/total asset ratio was up 0.9% from 46.8% on December 31, 2003, to 47.7% on March 31, 2004, mainly as a result of the sale of shares that were repurchased in December 2003.
- Net debt at the end of Q1 2004 decreased by 39%, from EUR 161.7 million on December 31, 2003, to EUR 99.2 million on March 31, 2004. The proceeds from the sale of shares and the cash flow from operating activities provided the funds to pay down debt.
- Cash flow from operating activities for Q1 2004 was positive EUR 44.0 million versus negative EUR 5.1 million in Q1 2003, as a result of substantially decreased working capital in the US, mainly due to Operation Phoenix initiatives.
- Capital expenditures (net) were EUR 5.3 million, substantially below depreciation of EUR 7.3 million.
- The further depreciation of the US dollar versus the euro (USD 1.23 in Q1 2004 compared to USD 1.08 in Q1 2003) had a EUR 1.1 million positive impact on net income compared to Q1 2003.

Important dates

August 31, 2004	Publication half-year results 2004
November 12, 2004	Publication third quarter results 2004

More information

Should you have any questions, please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.vanstee@wessanen-hq.com.
For questions regarding Investor Relations issues, please contact Timo de Grefte, Corporate Staff Director Corporate Communications; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com

Read the backgrounds on *Web*sanen, Wessanen's quarterly online magazine: www.wessanen.com/websanen

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category and channel management, strong brands, value-added distribution services and transatlantic alignment.

Appendices

- Condensed income statement
- Condensed balance sheet
- Condensed statement of cash-flows
- Financial highlights
- Financial information per share
- Q1 2004 operational results according to the old reporting structure
- 2003 operational results by quarter according to the new reporting structure

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

UNAUDITED

Condensed income statement

in millions euro, unless stated otherwise

	First quarter 2004	First quarter 2003
Net sales	575.9	614.8
Operating expenses	562.2	614.1
EBITAE	13.7	0.7
Amortization of goodwill	(2.6)	(2.6)
Exceptional items	(19.9)	-
EBIT	(8.8)	(1.9)
Financial income and expenses, net	(3.7)	(2.6)
Income before taxes	(12.6)	(4.5)
Income taxes	3.6	3.0
Income from participations and minority interests	(0.7)	0.1
Net income	(9.7)	(1.4)
Net income before exceptional items and amortization of goodwill	6.7	1.0

Condensed balance sheet

in millions euro, unless stated otherwise

	March 31, 2004	December 31, 2003
Fixed assets	396.8	401.9
Current assets	682.9	651.2
	1,079.7	1,053.1
Group equity	523.2	500.4
Provisions	55.5	56.2
Long-term liabilities	15.8	18.2
Current liabilities	485.2	478.3
	1,079.7	1,053.1

Condensed statement of cash-flows

in millions euro, unless stated otherwise

	First quarter 2004	First quarter 2003
Operating activities		
Net income	(9.7)	(1.4)
Depreciation property, plant and equipment	7.3	8.1
Amortization intangible fixed assets	3.6	2.6
Impairment fixed assets	8.8	-
Changes in working capital and provisions	33.3	(14.4)
Income from investments in associates and minority interests	0.7	-
Cash flow from operating activities	44.0	(5.1)
Investments		
Purchase of property, plant and equipment	(5.7)	(5.2)
Disposal of property, plant and equipment	0.4	0.7
Financial fixed assets	0.1	1.1
Intangible fixed assets, excluding goodwill	(0.4)	-
Purchase price acquisitions	-	(6.0)
Cash flow from investment activities	(5.6)	(9.4)
Financing		
Long-term debts	(0.9)	(3.0)
Short-term debts	(22.2)	9.4
Sale of own shares	28.3	-
Cash flow from financing activities	5.2	6.4
Increase / decrease in cash	43.6	(8.1)

Financial highlights

in millions euro, unless stated otherwise

	First quarter 2004	First quarter 2003
EBITAE margin (as a % of sales)	2.4%	0.1%
Average capital employed	503.5	556.7
ROI (% of average capital employed)	10.9%	0.5%
Increase economic premium	14.6	(7.1)
Average goodwill	508.6	518.0
ROIC (% of average invested capital)	5.4%	0.3%
Shareholders' equity as a % of total assets	47.7%	52.2%
EBITDAE/interest cover ratio	5.7	3.4

Financial information per share

in euros

	First quarter 2004	First quarter 2003
Net income before goodwill amortization and exceptional items	0.10	0.01
Net income	(0.14)	(0.02)
Average number of outstanding shares, excluding treasury stock	66,947,253	70,187,331
Total number of outstanding shares as per March 31, 2004, and March 31, 2003, respectively.	72,588,501	72,588,501

Q1 2004 operational results *according to old reporting structure*

in millions euro, unless stated otherwise

	First quarter 2004	First quarter 2003
Tree of Life North America		
Net sales	355.0	410.7
Net sales at constant exchange rates	406.2	410.7
EBITAE	0.7	(7.4)
Exceptional items	(3.7)	-
ROS (EBITAE margin as a % of net sales)	0.2%	(1.8%)
Tree of Life Europe		
Net sales	125.3	109.0
Net sales at constant exchange rates	125.3	109.0
EBITAE	10.3	6.1
Exceptional items	(2.4)	-
ROS (EBITAE margin as a % of net sales)	8.2%	5.6%
Cereals		
Net sales	55.4	55.3
Net sales at constant exchange rates	55.3	55.3
EBITAE	4.1	2.6
Exceptional items	(13.0)	-
ROS (EBITAE margin as a % of net sales)	7.4%	4.7%
Convenience Food Group		
Net sales	40.2	39.8
Net sales at constant exchange rates	40.2	39.8
EBITAE	1.1	1.7
Exceptional items	(0.4)	-
ROS (EBITAE margin as a % of net sales)	2.8%	4.3%

2003 operational results by quarter *according to new reporting structure*

in millions euro, unless stated otherwise

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003
Royal Wessanen nv					
Net sales	614.8	595.5	597.2	605.2	2,412.7
Operating expenses	614.1	594.8	593.7	593.5	2,396.2
EBITAE	0.7	0.7	3.5	11.6	16.5
Amortization of goodwill	(2.6)	(2.6)	(2.8)	(2.6)	(10.6)
Exceptional items	-	(30.6)	(7.8)	(18.7)	(57.1)
EBIT	(1.9)	(32.5)	(7.1)	(9.7)	(51.2)
Financial income and expenses, net	(2.6)	(3.0)	(1.4)	(1.5)	(8.5)
Income before taxes	(4.5)	(35.5)	(8.5)	(11.2)	(59.7)
Income taxes	3.0	12.7	3.8	6.0	25.5
Income from participations and minority interests	0.1	0.2	(0.2)	(0.1)	-
Net income	(1.4)	(22.6)	(4.9)	(5.3)	(34.2)
Net income before goodwill amortization and exceptional items	1.0	0.2	2.1	8.6	11.9
EBITAE margin (as a % of net sales)	*0.1%*	*0.1%*	*0.6%*	*1.9%*	*0.7%*

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003
Total North American business					
Net sales	410.7	380.3	388.3	384.5	1,563.8
EBITAE	(7.3)	(10.8)	(6.4)	(2.9)	(27.4)
EBITAE margin (as a % of net sales)	(1.8%)	(2.8%)	(1.6%)	(0.8%)	(1.8%)
Exceptional items	-	(28.1)	0.2	(11.4)	(39.3)
EBIT	(7.9)	(39.1)	(6.6)	(14.7)	(68.3)
North American Branded business					
Net sales	31.2	46.2	41.9	34.0	153.3
EBITAE	0.7	4.4	3.8	2.4	11.3
EBITAE margin (as a % of net sales)	2.2%	9.5%	9.1%	7.1%	7.4%
Exceptional items	-	-	-	(7.2)	(7.2)
EBIT	0.6	4.5	3.8	(4.8)	4.1
North American Distribution business					
Net sales	379.5	334.1	346.4	350.5	1,410.5
EBITAE	(8.0)	(15.2)	(10.2)	(5.3)	(38.7)
EBITAE margin (as a % of net sales)	(2.1%)	(4.5%)	(2.9%)	(1.5%)	(2.7%)
Exceptional items	-	(28.1)	0.2	(4.2)	(32.1)
EBIT	(8.5)	(43.6)	(10.4)	(9.9)	(72.4)

2003 operational results by quarter *according to new reporting structure (continued)*

in millions euro, unless stated otherwise

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003
Total European business					
Net sales	204.1	215.2	208.9	220.7	848.9
EBITAE	10.5	13.5	10.9	17.4	52.3
EBITAE margin (as a % of net sales)	5.1%	6.3%	5.2%	7.9%	6.2%
Exceptional items	-	-	-	(10.8)	(10.8)
EBIT	9.7	12.9	9.9	5.8	38.3
European Branded business					
Net sales	128.7	130.6	122.5	129.7	511.5
EBITAE	7.2	9.0	7.2	10.2	33.6
EBITAE margin (as a % of net sales)	5.6%	6.9%	5.9%	7.9%	6.6%
Exceptional items	-	-	-	(10.0)	(10.0)
EBIT	6.6	8.5	6.5	(0.5)	21.1
European Distribution business					
Net sales	20.1	28.3	31.1	34.1	113.7
EBITAE	0.7	1.0	0.7	1.2	3.6
EBITAE margin (as a % of net sales)	3.2%	3.6%	2.3%	3.5%	3.1%
Exceptional items	-	-	-	-	-
EBIT	0.7	1.0	0.6	1.2	3.5
European Private Label business					
Net sales	55.3	56.3	55.2	57.0	223.8
EBITAE	2.6	3.5	3.0	6.0	15.1
EBITAE margin (as a % of net sales)	4.6%	6.3%	5.4%	10.6%	6.8%
Exceptional items	-	-	-	(0.8)	(0.8)
EBIT	2.4	3.4	2.8	5.1	13.7